Exhibit 99.1

i-80 Announces US$20 Million Gold Prepay Accordion with Orion Mine Finance

All dollar figures are in United States dollars unless otherwise stated

RENO, Nev., Sept. 20, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company"), is pleased to announce that it has entered into an amended and restated gold prepay purchase and sale agreement (the "A&R Gold Prepay Agreement") with an affiliate of Orion Mine Finance ("Orion"), pursuant to which the Company has received aggregate gross proceeds of $20 million (the "2023 Gold Prepay Accordion") structured as an additional accordion under the existing gold prepay agreement (the "2021 Gold Prepay Agreement") between the Company and Orion (see the Company's news releases dated December 14, 2021 and April 13, 2022).  The existing $50 million accordion feature remains in place in the A&R Gold Prepay Agreement.

The proceeds from the 2023 Gold Prepay Accordion are expected to be used to support the development, expansion and working capital, exploration, and capital expenditure requirements of the Company's portfolio of precious metals and poly-metallic assets.

The 2023 Gold Prepay Accordion will be repaid through the delivery by i-80 to Orion of 13,333 troy ounces of gold over a period of 12 quarters, being 1,110 troy ounces of gold per quarter over the delivery period with the first delivery being 1,123 troy ounces of gold. The first delivery will occur on March 31, 2024, and the last delivery will occur on December 31, 2026. Obligations under the A&R Gold Prepay Agreement, including the 2023 Gold Prepay Accordion, are senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

In connection with the 2023 Gold Prepay Accordion, the Company has issued to Orion warrants to purchase up to 3,750,000 common shares of the Company (the "New Warrants"). The New Warrants may be exercised at any time at an exercise price of C$3.17 per common share until September 20, 2026.  The New Warrants will be subject to a customary Canadian statutory four month hold period from the date of issue.

In addition, the Company has received conditional approval of the Toronto Stock Exchange (the "TSX") to extend the expiry date of the Company's 5,500,000 outstanding common share purchase warrants (the "Existing Warrants") originally issued to an affiliate of Orion in connection with the 2021 Gold Prepay Agreement.  The Existing Warrants, none of which are held by insiders of the Company, are exercisable for common shares of the Company at a price of C$3.275 per share and were originally set to expire on December 13, 2024.  The Company has extended the expiry date of the Existing Warrants by an additional 12 months to December 13, 2025, with such extension being effective on October 4, 2023 per the rules of the TSX. All other terms of the Existing Warrants, including the exercise price, remain the same.

The issuance of the New Warrants and the extension of the expiry date of the Existing Warrants remain subject to final acceptance by the TSX and the NYSE American upon satisfaction of customary post-closing conditions.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and, accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws, unless an exemption from such registration is available.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Cautionary Statement Regarding Forward Looking Information

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the availability of the additional $50 million accordion feature under the A&R Gold Prepay Agreement, the use of proceeds from the 2023 Gold Prepay Accordion, and the receipt of final acceptance from the TSX and the NYSE American. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 19:29e 20-SEP-23